

Mail Stop 3720

October 21, 2008

Via U.S. Mail and Fax (888-722-8216)
Ms. Ann DiSilvestre
Chief Executive Officer
Dialpoint Communications Corporation
2354-B Ebenezer Road
Rock Hill, South Carolina 29732

      RE: Dialpoint Communications Corporation
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed April 15, 2008

              Forms 10-Q for Fiscal Quarters Ended March 31, 2008
              and June 30, 2008
              Form 8-K filed January 9, 2008
              File No. 000-52921

Dear Ms. DiSilvestre:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 9, 2008

1.   Refer to your discussion in the last paragraph on page 10 where you attribute your beginning to recognize monthly recurring revenue with the acquisition of Hostigation. Tell us how you determined whether this acquisition met the definition of a business. Include your consideration of EITF 98-3. If you believe that the acquisition did meet the definition of a business, please explain how you determined that the acquired business did not meet the significance criteria set forth under Rule 310 (c) of Regulation S-B requiring that financial statements and pro formas be provided for the acquisition, or provide these disclosures.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 58

Disclosure Controls and Procedures, page 58

2.   We note that your certifying officers concluded that your disclosure controls and procedures were "sufficiently" effective as of the end of the period covered by your annual report. It is not appropriate to include such a qualification to their conclusion with regard to the effectiveness of your disclosure controls and procedures. You must clearly state that the disclosure controls and procedures are either effective or not effective. Please revise your disclosure here and in your periodic reports, as applicable.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2008

Statements of Stockholders' Equity (Deficit), page 8

3.   Based on your Equity Statement you appear to have issued 1,333,336 shares of common stock valued at $0.15 per share in the Hostigation transaction. This would result in a value of $200,000 associated with this acquisition. However, on page 11 of your filing you state that you issued shares valued at $50,000 for this acquisition. Please revise your disclosures as appropriate.

*   *   *   *

         Please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director